UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. One)*

Southern Missouri Bancorp, Inc.
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(Name of Issuer)

Common Stock, Par Value $0.01 per share
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(Title of Class of Securities)

843380 10 6
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(CUSIP Number)

December 31, 2000
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only)
Southern Missouri Bank and Trust Co. Employee Stock Ownership Plan
IRS I.D. No. 43-0462350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Not applicable.
NUMBER OF	5	SOLE VOTING POWER
SHARES		34,283
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		49,416
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		83,699
	8	SHARED DISPOSITIVE POWER
		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.64%
12	TYPE OF REPORTING PERSON
EP

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
Southern Missouri Bank & Trust Co.
IRS I.D. No. 43-0462350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri
NUMBER OF	5	SOLE VOTING POWER
SHARES		32,283
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		49,416
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		83,699
	8	SHARED DISPOSITIVE POWER
		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.64%
12	TYPE OF REPORTING PERSON*
BK

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
Thadis R. Seifert
IRS I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	5	SOLE VOTING POWER
SHARES		32,283 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		49,416 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		83,699 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER
		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,699 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.64%
12	TYPE OF REPORTING PERSON*
IN

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
Leonard W. Ehlers
IRS I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	5	SOLE VOTING POWER
SHARES		32,283 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		49,416 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		83,699 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER
		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,699 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.64%
12	TYPE OF REPORTING PERSON*
IN

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CUSIP NO. 843380 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
James W. Tatum
IRS I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	5	SOLE VOTING POWER
SHARES		32,283 (as Trustee of ESOP)
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		49,416 (as Trustee of ESOP)
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		83,699 (as Trustee of ESOP)
	8	SHARED DISPOSITIVE POWER
		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,699 (as Trustee of ESOP)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.64%
12	TYPE OF REPORTING PERSON*
IN

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ITEM 1(a)	Name of Issuer:

Southern Missouri Bancorp, Inc. (the "Corporation")

ITEM 1(b)	Address of Issuer's Principal Executive Officers:

531 Vine Street, Poplar Bluff, Missouri 63901

ITEM 2(a)	Names of Persons Filing:

Southern Missouri Bank and Trust Co. Employee Stock Ownership Plan (the "ESOP").

Southern Missouri Bank and Trust Co., Thadis R. Seifers, James W. Tatum and Leonard W. Ehlers (the
"Trustees"), the trustee of the ESOP. The Trustees may also be deemed to beneficially own the shares held by the ESOP.

ITEM 2(b)	Address of Principal Business Office:

The business address of the ESOP is:

531 Vine Street, Poplar Bluff, Missouri 63901

The business address of the Trustee is:

531 Vine Street, Poplar Bluff, Missouri 63901

ITEM 2(c)	Citizenship:

Southern Missouri Bank and Trust Co. is a stock savings bank organized under the laws of the state of Missouri. Thadis R. Seifert, James W. Tatum, and Leonard W. Ehlers are citizens of the United States.

ITEM 2(d)	Title of Class of Securities:

Common stock, par value $.01 per share (the "Common Stock").

ITEM 2(e)	CUSIP Number: 843380 10 6

ITEM 3	If this statement is filed pursuant to Section 240.13d-2(b) or (c), check whether the person filing is:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[X]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

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ITEM 4	Ownership:

The ESOP holds an aggregate of 83,699 shares of Common Stock (6.64% of the outstanding shares). The ESOP has sole voting and dispositive power with respect to shares held by it which have not been allocated to participant accounts.

The Trustees may be deemed to beneficially own the 83,699 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares.

Other than the shares held by the ESOP (of which the Trustee expressly disclaim beneficial ownership), below is the beneficial ownership of the individual Trustees of shares of common stock of the issuer:

Individual Trustee              Beneficial Ownership

Thadis R. Seifers                  58,554

Leonard W. Ehlers              44,277
James W. Tatum 33,565

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustees as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustees are required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

ITEM 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

ITEM 8	Identification and Classification of Members of the Group:

Not Applicable.

ITEM 9	Notice of Dissolution of Group:

Not Applicable.

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ITEM 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature:	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SOUTHERN MISSOURI BANK AND TRUST CO. EMPLOYEE STOCK OWNERSHIP PLAN
Date: February 14, 2001	By: /s/ Thadis R. Seifert
SOUTHERN MISSOURI BANK AND TRUST CO., as Trustee
Name: Thadis R. Seifert
Title: Trustee
SOUTHERN MISSOURI BANK AND TRUST CO.
Date: February 14, 2001	By: /s/ James W. Tatum
Name: James W. Tatum
Title: Trustee
Date: February 14, 2001	By: /s/ Thadis R. Seifert
Name: Thadis R. Seifert
Title: Trustee
Date: February 14, 2001	By: /s/ Leonard W. Ehlers
Name: Leonard W. Ehlers
Title: Trustee

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February 14, 2001

Southern Missouri Bank and Trust Co.
Employee Stock Ownership Plan
531 Vine Street
Poplar Bluff, Missouri 63901

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

SOUTHERN MISSOURI BANK AND TRUST CO.

By: /s/ Thadis R. Seifert
Name: Thadis R. Seifert
Title: Trustee

SOUTHERN MISSOURI BANK AND TRUST CO.
 EMPLOYEE STOCK OWNERSHIP PLAN

By: /s/ James W. Tatum	By: /s/ Thadis R. Seifert
Name:	Name:Thadis R. Seifert
Title: Trust Officer	Title: Trustee

By: /s/
Name: Leonard W. Ehlers
Title: Trustee

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